Exhibit (g)(3)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

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CARLTON HARRIS, SUSAN HARRIS,                       Civil Action No.  16188
and A.F. PEARLMAN
on behalf of themselves and
all others similarly situated,                      CLASS ACTION COMPLAINT

         Plaintiffs,

         v.

ILLINOIS CENTRAL CORPORATION.,
GILBERT LAMPHERE, E. HUNTER HARRISON,
SAMUEL F. PRYOR, IV, GEORGE D. GOULD,
ALEXANDER P. LYNCH, F. JAY TAYLOR,
ALAN H. WASHKOWITZ, WILLIAM B. JOHNSON,
and JOHN V. TUNNEY,

         Defendants

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         Plaintiffs, by their attorneys, for and as a complaint against the defendants captioned above ("Defendants"), allege upon information and belief, except for those facts concerning their status as shareholders of Illinois Central Corporation ("IC" or the "Company") and as to their conduct, which are alleged based upon knowledge, the following:


                              NATURE OF THE ACTION

                  1. Plaintiffs bring this action on behalf of themselves and all other shareholders of IC similarly situated (the "Class") to enjoin the defendants from effectuating their agreement with Canadian National Railway Company ("CNR") under which CNR is supposed to acquire all of the common stock of IC for a combination of cash and stock, or to compel the defendants to alter the terms of the agreement in such a manner as to ensure that the Class will receive adequate compensation for the deprivation of their right to participate in the future profit and growth of IC.

                                     PARTIES

                  2. Plaintiffs Carlton Harris, Susan Harris and A.F. Pearlman ("Plaintiffs") are and have been shareholders of IC at all relevant times.

                  3. Defendant IC is a Delaware corporation with its principal executive offices at 455 North Cityfront Plaza Drive, Chicago, IL 60611-5504. IC is a railroad company which primarily operates in the mid-western United States, with operations spanning from Chicago to New Orleans. IC's principal subsidiaries are the Illinois Central and the Chicago Central railroads. The Illinois Central operates a 2,600 mile freight railroad from Chicago to the Gulf of Mexico. Chicago Central operates an 850 mile freight system from Chicago through Iowa. IC had 1997 revenues of approximately $700 million, an increase of 6.5% over 1996 revenues. IC also reported for 1997 net income of $150.2 million, or $2.42 per share, compared with $136.6 million, or $2.21 per share in 1996. IC expects to have earnings of $2.68 per share in 1998.

                  4. Defendants Gilbert Lamphere, E. Hunter Harrison, George D. Gould, Alexander P. Lynch, F. Jay Taylor, Samuel F. Pryor, IV, Alan H. Washkowitz, William B. Johnson and John V. Tunney (the "Individual Defendants") are all directors of IC. As directors of IC, the Individual Defendants agreed to accept CNR's offer to purchase IC for $39 per share, and thereby breached and continue to breach their fiduciary duties of care and/or loyalty to Plaintiffs and the Class.

                            CLASS ACTION ALLEGATIONS

                  5. Plaintiffs bring this action pursuant to Rule 23 of the Rules of the Court of Chancery on their own behalf and as a class action on behalf of a class consisting of all shareholders of IC, excepting the defendants and any affiliated or related persons or entities, predecessors or successors in interest.

                  6. The Class is so numerous that joinder of all members is impracticable. As of February 10, 1998, IC had 61,402,347 shares issued and outstanding, and such shares were publicly traded on the New York Stock Exchange ("NYSE"). As of February 10, 1998 IC had approximately 25,000 shareholders of record.

                  7. Plaintiffs will fairly and adequately protect the interests of the members of the Class, and Plaintiffs have no interests which are contrary or in conflict with the interests of the Class members that they seek to represent. Plaintiffs have retained competent counsel experienced in class action litigation of this nature to ensure such protection, and intend to prosecute this action vigorously.

                  8. Plaintiffs' claims are typical of the members of the Class, because Plaintiffs and all of the Class members will sustain similar damages arising from the same wrongful conduct complained of and sought to be enjoined herein.

                  9. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief with respect to the Class as a whole.

                  10. The prosecution of separate actions by individual members of the Class could create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.

                  11. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy.

                  12. Questions of law and fact common to the members of the Class predominate over any questions that may affect only individual members, in that Defendants have acted on grounds generally applicable to the entire Class. Among the questions of law and fact common to the Class are:

                  a) whether the Defendants have breached their fiduciary duties to the plaintiffs and the Class;

                  b) whether a $39 per share consideration (tendered in the form of 75% cash and 25% stock) is adequate and fair compensation to the Class for the deprivation of the right to participate in the growth and future earnings of IC;

                  c) whether the Class would be irreparably harmed as a consequence of the completion of the proposed acquisition; and

                  d) whether members of the Class have sustained damages and, if so, the proper measure of such damages.

                    FACTUAL ALLEGATIONS AND CLAIM FOR RELIEF


                  13. On February 5, 1998, IC's management announced that the Company was in merger negotiations with CNR, stating, inter alia:

         Illinois Central Corporation (NYSE: IC- news) today confirmed it is in negotiations to be acquired by Canadian National Railway Company (NYSE:
         CAI - news). The parties are discussing a transaction valued in the high US $30s per Illinois Central share, consisting of 75% cash and 25% Canadian National stock.

                  14. On February 10, 1998, a mere five days after announcing that negotiations were underway, the Defendants and the management of CNR jointly released the following press release, detailing the terms of a new agreement between IC and CNR, whereby CNR would acquire IC for a package of consideration consisting of 75% cash and 25% stock, for a total payment of $39 per share, stating inter alia:

         Canadian National Railway Company ("CN")(NYSE: CAI, TSE/ME: CNR) and Illinois Central Corporation (NYSE: IC - news; "IC") announced today that the companies have entered into a definitive merger agreement under which CN will acquire all of the common stock of IC for a combination of cash and stock valued at US$39.00 per IC share. IC has approximately 61.4 million shares outstanding, giving the transaction a total equity value of approximately US$2.4 billion. Upon completion of the merger, CN will also assume IC's net debt of approximately US$560 million. The transaction is expected to be accretive to CN's earnings and cash flow per share in the first year following Surface Transportation Board (STB) approval, and increasingly accretive thereafter.

         Under the terms of the agreement. which has been unanimously approved by both companies' Boards of Directors, CN will promptly commence a cash tender offer for approximately 46.1 million shares of IC common stock, representing approximately 75 percent of the outstanding IC common stock at a price of US$39.00 per IC share. This represents a premium of 17.8 percent over the US$33.12 average closing price of IC stock for the 30-calendar day period ended February 9, 1998. The tender offer is subject to a minimum tender condition of 50.1 percent of the fully diluted IC common shares being validly tendered and not withdrawn. The tender offer will be subject to receipt of informal STB staff approval of a required voting trust agreement and the satisfaction of other customary conditions. The shares purchased in the tender offer will be placed in the voting trust.

         Following completion of the tender offer, CN will consummate a second-step merger in which the remaining IC shares will be exchanged for cash and CN shares at a value equal to the same cash price paid in the tender offer, subject to certain collar arrangements. The CN shares will be issued in the merger with respect to 25 percent of the IC common stock. The merger is subject to, among other things, approval by IC shareholders and other customary conditions. After, the merger, all of IC's stock will be held in the voting trust.* * * *

         David McLean will remain Chairman of the Board of Canadian National and Paul M. Tellier will remain President and Chief Executive Officer of CN. E. Hunter Harrison, President and Chief Executive Officer of Illinois Central, will become Chief Operating Officer of CN effective upon completion of the tender offer. Two IC directors, Gilbert H. Lamphere, Chairman of the Board of Illinois Central, and Alexander P. Lynch, will join the CN Board of Directors, which will expand to 15 members. Messrs. Harrison, Lamphere and Lynch have each agreed to make a significant equity investment in CN. Furthermore, it is anticipated that the IC employee stock options outstanding at the time of the merger will be converted into an equal value of CN employee stock options.

                                     * * * *

         Illinois Central, with 1997 revenues of approximately $700 million, has operations extending from the rail hub of Chicago, south to the Gulf of Mexico. and west through Iowa. Based upon its 62.3 percent operating ratio, IC is the most efficient U.S. Class I railroad. Operating ratio (operating expenses as a percentage of revenues) is the freight railroad industry's standard efficiency measure.

         With headquarters in Montreal, Canadian National after the merger will be the fifth largest railway in North America based on 1997 annual revenues of CDN$5.3 billion (US$3.7 billion). CN will have approximately 18,700 route miles in Canada and the U.S. and 24,600 employees.

                                     * * * *

         The combined strengths of CN and IC include:

         o A seamless North-South network from all major markets in Canada through Chicago and Detroit to the Gulf of Mexico, positioning CN along a rapidly growing trade corridor which had 1997 annual rail revenues of over $5 billion;

         o The ability to capitalize on the liberalization of trade among Canada, the United States and Mexico, which is growing annually at double-digit rates;

         o A broader array of rail service options in key North-South traffic lanes;

         o Expedited, more reliable and more efficient single line service that will free up assets, increase rail car availability and reduce switching between the two railways;

         o Enhanced competition at all points served by the combined rail network including new port options for shippers;

         o Improved opportunities for diverting traffic from highways between Southwest Ontario, the Midwest and beyond by improving CN's intermodal network;

         o        Reduced reliance on truck-laden interstate highways; and

         o Integration of the best safety practices of both companies throughout the Canadian and U.S. transportation systems.

         "Employees will benefit from being part of a stronger company in a consolidating industry. We expect the combined companies' ability to stimulate revenue growth will create exciting new employment opportunities. We are delighted to welcome IC's talented employees into the CN family. We look forward to having Hunter Harrison join CN as soon as possible," concluded Mr. Tellier.

         Gilbert Lamphere, Chairman of the Board of Directors of IC, said, "This is a great opportunity for our stockholders to obtain solid value for their shares while retaining the potential for upside in the combined entity. The senior management of the combined railroad is shareholder-oriented and has a strong track record of improving operating margins while maintaining quality service for customers.

         E. Hunter Harrison, President and Chief Executive Officer of IC, said, "We will have a strong, experienced team drawn from both organizations who will implement the best practices of both. Enhancing service, seizing revenue opportunities and further improving CN's operating ratio can drive increased shareholder value."

         It is anticipated that the combined company's operating efficiency will improve as a result of.

         o Precision train schedules which will increase yard and line capacity;

         o Lower car cycle times, which will reduce rolling stock requirements and increase car availability; and

         o        Savings from improved asset utilization.

                                     * * * *

         "The management of the combined railroad is committed to keeping in place significant levels of employee share ownership and incentive plans based on industry-leading service and efficiency. We believe this will help keep the focus on exceptional performance long after the immediate benefits of combining have been achieved," added Mr. Harrison.

                                     * * * *

         Then number of shares to be received per IC share in the second step merger will be equal to $39.00 divided by the average closing price of the CN common stock on the NYSE for a 20-day trading period ending two business days prior to the effective date of the merger, provided that, for purposes of the calculation, such average price will not be greater than $64.50 or less than $43. 00 (the collar).

(Emphases added.) This agreement anticipates and is intended to result in a sale of control of a publicly traded Delaware corporation. This agreement further prohibits IC from seeking or otherwise soliciting other bids, and includes a $72 million breakup fee. The tender offer is set to commence on February 13, 1998 and expire on March 13, 1998.

                  15. In fact, this agreement was reached inappropriately and constitutes an overreaching breach of the Defendants' fiduciary duties owed to Plaintiffs and the Class, because, inter alia,: a) the purchase price of $39 per share is unreasonably low, taking into account the trading history of IC's common stock previous to the takeover announcement, as well as the value of IC (by itself, and as an acquisition for CNR); and b) certain directors who had a voice in making the decision to accept CNR's offer had a vested interest in seeing the agreement go through (see P. 11, supra), and in agreeing to accept CNR's offer have engaged in unacceptable self-dealing at the expense of the shareholders.

                  16. In light of the 75% cash, 25% stock payment package anticipated by the agreement, Plaintiffs and the Class would be largely "disinvested", and will therefore be cut out of the benefits and economies of scale enjoyed by the new entity (as outlined supra at P. 11), and Defendants therefore had a duty to aggressively shop IC to other potential suitors before accepting CNR's offer, in order to ensure a maximum benefit for Plaintiffs and the Class, but have failed to do so. Specifically, the Individual Defendants had a fiduciary duty to, but failed to: a) undertake an adequate evaluation of IC's value as a potential merger/acquisition candidate; b) take adequate steps to enhance IC's value and/or attractiveness as a merger acquisition candidate to other potential suitors; and/or c) effectively expose IC to the marketplace in an effort to create an active and open auction for IC. Rather, only five (5) days after announcing that they were in negotiations with CNR, the Defendants announced an agreement which will result in a transaction which will serve only to impede maximization of shareholder value. Defendant Harrison reportedly stated that since disclosure of the negotiations no other bidders have emerged.

                  17. The reaction from Wall Street has been evident, and clearly indicates that CNR was getting the best part of the deal. First, the price of CNR's shares has risen dramatically, rising from a close of $50.93750 on February 3, 1998 to a close of $60.50 on February 12, 1998, a gain of 18.8%. IC's shares climbed from a close of $35.25 on February 3, 1998 to a close of $38.75 on February 12, 1998 an 9.9% increase. The increase in CNR's stock price results in an increase in CNR's market capitalization of approximately $813 million, as compared to the increase in market capitalization of IC, as a result of its increased stock price, of only $215 million. Clearly, the financial community perceived that CNR was the real beneficiary of this agreement. Indeed, upon hearing of the rumor that IC would be acquired by CNR for a purchase price in the "high -30's" per share, Gruntal & Co., an independent brokerage which covers IC's stock cut its rating for IC's stock from "buy" to "hold" on February 6, 1998, suggesting that IC's shareholders should take their profits and go elsewhere.

                  18. As recently as October 22, 1997, IC's common stock closed as high as $38 13/16 per share. Railroad stocks generally trade at an earnings per share ("EPS") ratio of between 14 and 22 times earnings. IC's earnings per (diluted) share for fiscal 1997 were $2.42 per share. Thus, the $39 purchase price Is merely 16 times IC's earnings. As such, the $39 per share acquisition price sits on the low end of the acceptable spectrum of ratios, and does not deliver any genuine premium to Plaintiffs or the Class.

                  19. Defendants' fiduciary duties require them to: a) undertake an appropriate evaluation of any bona fide offers, and take appropriate steps to solicit all potential bids for the Company or its assets, and consider strategic alternatives and otherwise maximize shareholder value; and b) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligations to the public shareholders of the Company.

                  20. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to Plaintiffs and the Class, and will consummate an unfair transaction for the benefits of themselves and CNR, and to the irreparable harm of Plaintiffs and the Class.

                  21. Plaintiffs and the Class have no adequate remedy at law.

         WHEREFORE, plaintiffs demand judgment and relief as follows.

         a)  declaring this to be a proper class action;

         b) ordering the Defendants to carry out their fiduciary duties to Plaintiffs and the Class;

         c) Preliminarily and permanently enjoining the proposed transaction until Defendants have fulfilled their fiduciary duties as set forth herein;

         d) ordering Defendants, jointly or severally, to account to plaintiffs and the Class for all damages suffered or to be suffered by them as a result of the acts and transactions alleged herein;

         e) declaring that the Defendants have breached their fiduciary duties to Plaintiffs and the Class;

         f) awarding Plaintiffs the costs and disbursements of this action, including reasonable attorney's and expert's fees; and

         g) granting such other and further proper relief as this Court may deem just and proper.

DATED:  February 13, 1998                    CIRMICLES, JACOBSEN & TIKELLIS

                                             /s/ James C. Strum
                                             -----------------------------
                                             Pamela S. Tikellis
                                             James C. Strum
                                             Daniel P. O'Brien
                                             One Rodney Square
                                             P.O. Box 1035
                                             Wilmington, DE 19801
                                             (302) 656-2500

Of counsel:

Burton H. Finkelstein
Donald J. Enright
FINKELSTEIN, THONTSON & LOUGHRAN
1055 Thomas Jefferson Street, NW, Suite 601
Washington, DC 20007
(202) 337-8000

Jonathan Plasse
GOODKIND LABATON RUDOFF & SUCHAROW
100 Park Avenue
New York, NY 10017
(212) 907-0700